SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

GFI Group Inc.

(Name of Subject Company)

GFI Group Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

361652209

(CUSIP Number of Class of Securities)

Christopher D’Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Morton A. Pierce, Esq.
Bryan J. Luchs, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787
(212) 819-8200

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by GFI Group Inc., a Delaware corporation (“GFI”), with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding shares of GFI’s common stock, par value $0.01 per share (the shares of GFI’s common stock being referred to as the “Shares”), for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged.  Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 2.           Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented by deleting the first paragraph of the section entitled “Tender Offer” and replacing it with the following:

This Statement relates to the unsolicited tender offer by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding Shares for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2014 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014 by Purchaser and BGC (as amended by Amendment No.1, Amendment No. 2 and Amendment No. 3 to Schedule TO filed with the SEC on November 12, 2014, November 19, 2014 and November 20, 2014, respectively, by Purchaser and BGC, together with exhibits thereto, the “Schedule TO”). The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. On November 20, 2014, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on December 9, 2014, unless further extended.

Item 2 of the Statement is hereby amended and supplemented by deleting the third paragraph of the section entitled “Tender Offer” and replacing it with the following:

According to the Schedule TO, the consummation of the Offer is subject to numerous conditions, including the following, among others:

•              the “Minimum Tender Condition” — there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis;

•              the “Regulatory Condition” — any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms reasonably satisfactory to BGC and Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable;

•              the “Board Condition” — Purchaser being satisfied, in its reasonable judgment, that nominees of BGC will constitute at least two-thirds of the members of the Board of Directors of GFI (the “Board”) and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer; and

•              the “Impairment Condition” — Purchaser being provided adequate information from GFI so that Purchaser is satisfied, in its reasonable judgment, that GFI did not, on or after the date of the CME Merger, the JPI Merger and the IDB Transaction (as defined in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” below (such transactions collectively as they exist as of the date of the Offer, the “CME Transaction”), enter into, modify, terminate, execute, or waive or grant any rights with respect to, any agreement, transaction or rights outside of the ordinary course of business consistent with past practice (other than the entering into the agreements providing for the CME Transaction) having the effect of impairing, in the reasonable judgment of Purchaser, Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI.

Item 2 of the Statement is hereby amended and supplemented by deleting the part of the fourth paragraph of the section entitled “Tender Offer” immediately before clause (i) thereof and replacing it with the following:

According to the Schedule TO, in addition, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if at any time on or after the date of the Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer) the Regulatory Condition shall not have been satisfied or before the expiration date of the Offer the Minimum Tender Condition, the Regulatory Condition, the Board Condition or the Impairment Condition shall not have been satisfied, or any of the following conditions exist:

Item 2 of the Statement is hereby amended and supplemented by deleting clause (vi) of the fourth paragraph of the section entitled “Tender Offer” and replacing it with the following:

(vi) GFI or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, including, without limitation, relating to or in connection with the acceleration of the vesting of any employee equity awards (other than (1) the issuance of Shares pursuant to and in accordance with the terms in effect on the date of the Offer to Purchase of employee equity awards outstanding prior to such date (excluding any provisions allowing for acceleration of the vesting thereof in connection with the Offer or otherwise) or (2) the acceleration of the vesting of employee equity awards, whether or not in connection with the Offer, pursuant to and in accordance with employment agreements in effect as of the date of the Offer to Purchase), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of GFI, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of GFI, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) other than the Board’s recommendation for the CME Transaction, authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of GFI or any of its subsidiaries or any comparable event not in the ordinary course of business, including amending or modifying the CME Transaction, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or Purchaser’s consummation of any merger or other similar business combination involving GFI (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of GFI or any of its subsidiaries, or Purchaser shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, the Second Amended and Restated Certificate of Incorporation of GFI (the “Charter”) or the Third Amended and Restated Bylaws of GFI (the “Bylaws”) (or other similar constituent documents) or Purchaser becomes aware that GFI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

Item 2 of the Statement is hereby amended and supplemented by deleting clause (vii) of the fourth paragraph of the section entitled “Tender Offer” and replacing it with the following:

(vii) Purchaser becomes aware (a) that any material contractual right of GFI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of GFI or any of its subsidiaries (other than indebtedness under its existing indenture and credit agreement) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Purchaser or any of its subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) of any covenant, term or condition in any instrument or agreement of GFI or any of its subsidiaries that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or its consummation of a merger or other similar business combination involving GFI) or (c) of any material misstatement, untrue statement of a material fact, or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to such matters) in any document filed by or on behalf of GFI or any of its subsidiaries with any securities regulatory authority;

Item 3.           Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented by adding the following immediately before the section entitled “Arrangements with Current Executive Officers and Directors of GFI—Non-Employee Director Compensation”:

Mr. D’Antuono.  On October 16, 2014, GFI entered into an employment agreement with Mr. Christopher D’Antuono. The terms of Mr. D’Antuono’s agreement provide for an annual salary of $400,000, referred to as the “annual base salary,” a discretionary annual bonus and benefits for an initial term of three years, which is automatically renewed for subsequent one year periods unless prior notice is given. Mr. D’Antuono’s agreement also provides for severance payments to Mr. D’Antuono in the event of certain terminations of employment. Mr. D’Antuono will receive an amount equal to a prorated portion of Mr. D’Antuono’s annual bonus (consisting of both cash and equity components) from the prior year if his agreement terminates due to his death or disability. In the event that (i) Mr. D’Antuono’s employment is terminated by GFI for any reason other than for “cause” or (ii) Mr. D’Antuono resigns for “good reason” (each as defined in Mr. D’Antuono’s agreement), then the severance amount for Mr. D’Antuono is equal to the greater of (x) the sum of the annual base salary and the average annual bonus (consisting of both cash and equity components) earned during the two most recently completed fiscal years, referred to as the “average annual bonus,” or (y) the sum of the amount of the annual base salary that would be payable through the end of the remaining term and a prorated portion of the average annual bonus. In the event that Mr. D’Antuono’s employment is terminated within one year of a “change in control” (as defined in Mr. D’Antuono’s agreement) by GFI for any reason other than for “cause” or by Mr. D’Antuono for “good reason,” the severance amount for Mr. D’Antuono is equal to two times the annual base salary plus a prorated average annual bonus. Mr. D’Antuono is not eligible for a severance payment if his employment is terminated for “cause” or he resigns other than for “good reason.” In each of the foregoing cases, except if Mr. D’Antuono’s employment is terminated for “cause” or he resigns other than for “good reason,” Mr. D’Antuono will receive a one year continuation of health coverage and immediate full vesting of all RSUs and deferred cash awards previously granted to Mr. D’Antuono as part of any annual bonus. Mr. D’Antuono’s agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. D’Antuono’s agreement requires that, during the term of his employment and for a period of twelve months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants. In addition, the agreement provides for a lump sum cash payment of $1,000,000 upon the occurrence of a “change in control,” which is subject to forfeiture if Mr. D’Antuono terminates his employment without “good reason” prior to the expiration of the then current term. The Offer as currently contemplated, if consummated, would constitute a “change in control” for purposes of Mr. D’Antuono’s agreement.

Item 4.           The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by deleting the last paragraph of the section entitled “Background of the Offer” and replacing it with the following:

On November 4, 2014, GFI filed with the SEC a Current Report on Form 8-K to report the issuance of a press release announcing the Board’s determination to reject the Offer and the filing of a solicitation/recommendation statement on Schedule 14D-9 setting forth the Special Committee’s and the Board’s respective recommendations that GFI stockholders reject the Offer and not tender their shares of GFI common stock pursuant to the Offer and the reaffirmation of their respective recommendations in support of the CME Merger Agreement.

On November 6, 2014, BGC issued a press release responding to GFI’s solicitation/recommendation statement and reaffirming its commitment to completing the Offer.

On November 12, 2014, BGC issued a press release announcing its plan to file an amended Schedule TO with the SEC on the same day and urging GFI stockholders to tender their Shares pursuant to the Offer.  Later that day, BGC and Purchaser filed Amendment No. 1 to the Schedule TO.

On November 19, 2014, BGC and Purchaser issued a press release regarding the receipt of approval from the United Kingdom Financial Conduct Authority for BGC’s consummation of the Offer. Later that day, BGC and Purchaser filed Amendment No. 2 to the Schedule TO regarding, among others, the foregoing. The press release issued by BGC and Purchaser on November 19, 2014 is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

On November 20, 2014, Purchaser extended the Offer until 5:00 p.m., New York City time, on December 9, 2014, unless further extended. No other terms or conditions of the Offer were amended.

As of the date of the filing of this Statement, discussions regarding the terms and conditions of the Offer are ongoing between the Special Committee’s advisors and BGC’s advisors, including negotiations regarding the terms of an agreement relating to the BGC Offer. There is no assurance that these discussions will continue or will result in any revisions to the Offer.

Item 4 of the Statement is hereby amended and supplemented by deleting the last bullet under the caption “The Offer is highly conditional and places GFI and its stockholders at substantial risk that it will never be consummated.” in the section entitled “Reasons for Recommendations of the Special Committee and the Board” and replacing it with the following:

•              Purchaser becoming aware (i) that any material contractual rights of GFI or any of its subsidiaries has been adversely affected, (ii) of any term or condition in any agreement of GFI or any of its subsidiaries, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to the value of GFI or (iii) of any material misstatement, untrue statement of a material fact, or an omission to state a material fact in any document filed by or on behalf of GFI or any of its subsidiaries with any securities regulatory authority.

Item 4 of the Statement is hereby amended and supplemented by deleting the second paragraph under the caption “Certain conditions to the Offer may not be capable of being, or are unlikely to be, satisfied.” in the section entitled “Reasons for Recommendations of the Special Committee and the Board” and replacing it with the following:

Although the Impairment Condition has been narrowed, this condition continues to create uncertainty regarding whether Purchaser would consummate the Offer given that the determination as to whether or not this condition has been satisfied remains subject to Purchaser’s subjective assessments as to, among other things, the expected value to BGC of the acquisition of GFI and any diminution thereof.

Item 8.           Additional Information.

Item 8 of the Statement is hereby amended and supplemented by deleting the penultimate paragraph of the section entitled “Litigation” and replacing it with the following:

Certain defendants have moved to dismiss or, in the alternative, stay the Coyne and Suprina complaints in favor of the Consolidated Delaware Actions. On November 18, 2014, the Delaware court entered a Revised Order Setting Expedited Discovery Schedule in the Consolidated Delaware Actions.

Item 8 of the Statement is hereby amended and supplemented by adding the following immediately before the section entitled “Forward-Looking Statements”:

Extension of Offer Period

On November 20, 2014, Purchaser extended the Offer until 5:00 p.m., New York City time, on December 9, 2014, unless further extended.  The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. According to the press release issued by BGC, as of midnight on November 19, 2014, approximately 23.2 million Shares were tendered pursuant to the Offer. The 23.2 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 31.7% of outstanding Shares. The press release issued by BGC announcing the foregoing is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 9.           Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit to the exhibit table:

Exhibit No.	Description

(a)(5)(A)	Press release issued by BGC Partners, Inc. on November 19, 2014 (filed as Exhibit (a)(5)(D) to the Schedule TO)
(a)(5)(B)	Press release issued by BGC Partners, Inc. on November 20, 2014 (filed as Exhibit (a)(5)(E) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

Dated: November 26, 2014

Annex A

Annex A to the Statement is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

What are the most significant conditions to the Offer?

The consummation of the Offer is conditioned upon, among other things:

•                                          there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”);

•                                          any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms reasonably satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the “Regulatory Condition”);

•                                          the Purchaser being satisfied, in its reasonable judgment, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the “Board Condition”); and

•                                          the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its reasonable judgment, that GFI did not, on or after the date of the CME Transaction, enter into, modify, terminate, execute, or waive or grant any rights with respect to, any agreement, transaction or rights outside of the ordinary course of business consistent with past practice (other than the entering into the agreements providing for the CME Transaction) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the “Impairment Condition”).

The Offer is also subject to certain other conditions contained in this Offer to Purchase. See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

The consummation of the Offer is not conditioned on (1) BGC or the Purchaser obtaining financing, (2) the termination of the CME Merger Agreement or the Support Agreement or (3) the tender of the Shares subject to the Support Agreement.

The satisfaction of Board Condition, and therefore the consummation of the Offer, requires action on the part of the GFI Board, but the GFI Special Committee acting alone, without GFI management or the management members of the GFI Board, may take the actions necessary to ensure BGC’s nominees constitute two-thirds of the GFI Board. Specifically, the GFI Special Committee, which also constitutes a majority of the GFI Board, can agree to expand the GFI Board to nine persons and immediately following the consummation of this Offer, appoint nominees designated by BGC to fill these new vacancies. Immediately thereafter, two members of the GFI Special Committee can resign allowing the majority of the remainder of the GFI Board (four of seven of whom would be BGC designees) to appoint two replacements, who would also be BGC’s designees. Following such actions, BGC would have the required two-thirds representation on the GFI Board.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer) the Regulatory Condition shall not have been satisfied or before the Expiration Date the Minimum Tender Condition, the Regulatory Condition, the Board Condition or the Impairment Condition shall not have been satisfied, or, any of the following conditions exist:

(i) there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of GFI or any of our or GFI’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of GFI or any of our or GFI’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries or affiliates ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to GFI’s stockholders, (e) seeking to require divestiture or sale by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving GFI or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;

(ii) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to BGC, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving GFI, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any Antitrust Laws to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

(iii) from and after December 31, 2013, any change occurs, or has occurred, or is threatened (or any development occurs, or has occurred, or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, that, in our reasonable judgment, is or may be materially adverse to GFI and its subsidiaries, taken as a whole, we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to us, or we become aware that any material contractual right or obligation of GFI or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares purchased in the Offer to us;

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on the date of this Offer to Purchase, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing as of the close of business on the date of this Offer to Purchase, a material acceleration or worsening thereof;

(v) after the date of this Offer to Purchase, (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including GFI or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving GFI or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire GFI or any assets or securities of GFI;

(vi) GFI or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, including, without limitation, relating to or in connection with the acceleration of the vesting of any employee equity awards (other than (1) the issuance of Shares pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase of employee equity awards outstanding prior to such date (excluding any provisions allowing for acceleration of the vesting thereof in connection with the Offer or otherwise) or (2) the acceleration of the vesting of employee equity awards, whether or not in connection with the Offer, pursuant to and in accordance with employment agreements in effect as of the date of this Offer to Purchase), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of GFI, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of GFI, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) other than the GFI board’s recommendation for the CME Transaction, authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of GFI or any of its subsidiaries or any comparable event not in the ordinary course of business, including amending or modifying the CME Transaction, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving GFI (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of GFI or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that GFI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

(vii) we become aware (a) that any material contractual right of GFI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of GFI or any of its subsidiaries (other than indebtedness under its existing indenture and credit agreement) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) of any covenant, term or condition in any instrument or agreement of GFI or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving GFI) or

(c) of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to such matters) in any document filed by or on behalf of GFI or any of its subsidiaries with any securities regulatory authority;

(viii) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with GFI providing for a merger or other similar business combination with GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries, or we and GFI reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(ix) GFI or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of GFI or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

The foregoing conditions are for the sole benefit of BGC, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.